Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 6, 2012

VIA EDGAR TRANSMISSION

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
 Securities Act Registration No: 333-17391
 Investment Company Act Registration No: 811-07959
 Logan Capital Large Cap Growth Fund (S000037501)
 Logan Capital International Fund (S000037502)
 Logan Capital Small Cap Growth Fund (S000037503)
 Logan Capital Large Cap Core Fund (S000037504)

Dear Mr. Hallock:

This correspondence is being filed in response to your oral comments and suggestions of May 30, 2012, to the Trust’s Post-Effective Amendment (“PEA”) No. 417 to its registration statement.  PEA No. 417 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on April 12, 2012, for the purpose of adding four new series to the Trust:  Logan Capital Large Cap Growth Fund, Logan Capital International Fund, Logan Capital Small Cap Growth Fund and Logan Capital Large Cap Core Fund (the “Funds”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS COMMENTS

Summary Section – All Funds

1.	Staff Comment: With respect to each Fund’s “Fees and Expenses of the Fund” section, where applicable, please define the term “AFFE” in footnote 2 as “acquired fund fees and expenses.”

Response:  The Trust responds by making the requested revision where applicable.

2.	Staff Comment: In the first sentence of each Fund’s “Tax Information” section, please remove the phrase “that does not use borrowed funds.”

Response: The Trust responds by removing the requested disclosure.

Summary Section – Large Cap Growth Fund, Small Cap Growth Fund, Large Cap Core Fund

3.
Staff Comment:  With respect to each Fund’s “Principal Investment Strategies of the Fund” section, the Staff notes that the indices and corresponding ranges used to define large capitalization and small capitalization companies, as applicable, are as of March 31, 2012 rather than the most recent reconstitution dates of the indices, resulting in definitions that the Staff feels are inappropriate.  In particular, the Staff feels that the range provided for the Large Cap Growth Fund and Large Cap Core Fund is inappropriate as it includes companies as small as $500 million in market capitalization, which would not have been true as of the most recent reconstitution date of the referenced index.  Please revise the market capitalization range for each index to reflect its range as of the most recently published reconstitution date.  Please make conforming revisions to the Item 9 disclosure.

Response:  The Trust responds by revising the disclosure for the Large Cap Growth Fund and Large Cap Core Fund as follows and by making conforming revisions to the Item 9 disclosure:

“As of the most recent reconstitution, companies in the Russell 1000® Index have market capitalizations ranging from $1.6 billion to $411 billion.  ~~The market capitalization range for the Russell 1000® Index was $0.5 billion to $560 billion as of March 31, 2012.~~”

The Trust also responds by revising the disclosure for the Small Cap Growth Fund as follows and by making conforming revisions to the Item 9 disclosure:

“As of the most recent reconstitution, companies in the Russell 2000® Growth Index have market capitalizations ranging from $130 million to $2.97 billion. ~~The market capitalization range for the Russell 2000® Growth Index was $21 million to $3.8 billion as of March 31, 2012.~~”

Summary Section –Large Cap Growth Fund, Large Cap Core Fund

4.
Staff Comment: In the “Principal Investment Strategies of the Fund” section, please confirm whether the disclosure regarding the Funds’ investment in securities of companies that are offered pursuant to an initial public offering is still appropriate in light of the requested revisions to the market capitalization ranges pursuant to comment 3 above.  If this disclosure is no longer appropriate, please remove and make conforming revisions to the Item 9 disclosure.

Response:  The Trust responds by confirming that the Funds may be investing in initial public offerings as part of their principal investment strategies despite the changes in market capitalization ranges as described in comment 3 above.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

5.	Staff Comment: With respect to the “Investment Restrictions” section on page 11, please revise investment restrictions 2 and 3 to indicate what is permitted by the 1940 Act;

Response:  The Trust responds by revising the disclosures as follows:

Investment Restriction 2

“Borrow money, except in an amount not to exceed 33 1/3% of the value of its total assets, as permitted by the 1940 Act.”

Investment Restriction 3

”Issue senior securities, except that this restriction shall not be deemed to prohibit the Fund from (a) making any permitted borrowings, mortgages or pledges, or (b) entering into options, futures, currency contracts or repurchase transactions, or except as otherwise permitted under the 1940 Act.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust